Exhibit 16.1

May 6, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of First Republic Preferred Capital Corporation’s Form 8-K dated April 15, 2009 and have the following comments:

1.	We agree with the statements made in the penultimate sentence of the first paragraph regarding the date of our dismissal and the statements made in the second and third paragraphs.

2.	We have no basis on which to agree or disagree with the statements made in the first paragraph (other than the penultimate sentence regarding the date of our dismissal) and statements made in the fourth paragraph.

Yours truly,

/s/ Deloitte & Touche LLP